VistaGen Therapeutics, Inc. 343 Allerton Avenue South San Francisco, CA 94080 650.577.3600 fax: 650.244.9991 www.vistagen.com

July 28, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:         VistaGen Therapeutics, Inc.
Registration Statement on Form S-1
(File No. 333-195901)

Ladies and Gentlemen:

VistaGen Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-1 (File No. 333-195901) (the “Registration Statement”) to 10:00 AM, Washington D.C. time, on July 29, 2014, or as soon as is practicable thereafter. The undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities registered pursuant to the aforementioned Registration Statement.

The Company acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with the Company’s counsel, Daniel W. Rumsey, via telephone at (619) 795-1134, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours,

VISTAGEN THERAPEUTICS, INC.

/s/  Shawn K. Singh
Shawn K. Singh
Chief Executive Officer and Director
VistaGen Therapeutics, Inc.

cc:           Daniel W. Rumsey
Managing Partner
Disclosure Law Group